Exhibit 99.1

Fairfax and allied world Announce sale of vault INSURANCE

November 12, 2020 – Toronto, Ontario and Hamilton, Bermuda: Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) and Allied World Assurance Company Holdings, Ltd (“Allied World”) announce that they have, through their subsidiaries, entered into an agreement with Cornell Capital and Hudson Structured Capital Management Ltd., doing its reinsurance business as HSCM Bermuda, to sell their majority interests in Vault Insurance. Fairfax through Allied World will continue to own a 10% stake in Vault following the sale. Scott Carmilani intends to continue to have an ownership interest in Vault and play a leadership role in Vault. The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close by the end of the first quarter of 2021.

Founded in 2017 and based in St. Petersburg, Florida, Vault is a combination of a policyholder-owned reciprocal insurance exchange and a surplus lines company focused on serving the needs of the high net worth market. As the former CEO of Allied World, Scott Carmilani was instrumental in creating and growing Vault, and he is excited to pivot from his role with Fairfax to the Chairman of the Board and a continued owner of Vault.

“We are very pleased to complete this transaction with Cornell Capital and HSCM Bermuda,” said Prem Watsa, Chairman and CEO of Fairfax. “We are also very grateful to Scott for all of his contributions to the Fairfax Insurance Group, especially at Allied World, a company which he led from being a start-up to becoming an industry leading and highly successful worldwide insurance and reinsurance business. We wish Scott all the very best.”

About Fairfax

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

About Allied World

Allied World, through its subsidiaries, is a global provider of insurance and reinsurance solutions. We operate under the brand Allied World and have supported clients, cedents and trading partners with thoughtful service and meaningful coverages since 2001. We are a subsidiary of Fairfax, and we benefit from a worldwide network of affiliated entities that allow us to think and respond in non-traditional ways. Our capital base is strong, our solutions anticipate rather than react to changing trends, and our teams are focused on establishing long-term relationships that are mutually beneficial.

For further information contact:

Fairfax
John Varnell, Vice President, Corporate Development
at (416) 367-4941

Allied World
Rachel Pankratz
Vice President, Global Branding
Marketing & Communications
+44-0207-220-0630
rachel.pankratz@awac.com